

March 1, 2013

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust V, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Trust V, Inc.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted February 5, 2013**
> **File No. 377-00105**

Dear Mr. Schorsch:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   We note on page 219 that you may utilize supplemental sales material in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Prospectus Cover Page

6.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.

Prospectus Summary

What are your exit strategies?, page 9

7.   With respect to your planned liquidity event, revise to clarify whether the 6-year period runs from the conclusion of your primary or DRIP offering.

Asset Management Subordinated Participation, page 15

8.   Please revise to separately discuss the oversight fee, how the fee is determined and the limitations, if any, on this fee. Please also confirm that the oversight fee is included in your aggregate fee cap. We may have further comments based on your response.

Operating Expenses, page 16

9.   We note that you intend to reimburse your advisor for personnel costs, unless those costs relate to acquisitions fees or real estate commissions. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Annual Subordinate Performance Fee, page 19

10.   With a view toward clarified disclosure, please tell us how you will calculate total return for purposes of this fee prior to the calculation of NAV. We are particularly interested in whether the payment of a dividend in excess of 6% could result in the payment of a fee even if the distributions are effectively diminishing stockholder's equity. We may have further comment.

Subordinated Participation in Net Sale Proceeds, page 19

11.   Please revise your disclosure in the table to briefly summarize the term "net sales proceeds" rather than simply referring to the charter.

If I buy shares in this offering, how may I sell them later?, page 20

12.   Consistent with your disclosure under the Share Repurchase Program, please revise to disclose the sources of available funds for the share repurchase program. Please also add a summary risk factor to briefly address the limitations of your redemption program.

Funds from Operations and Modified Funds from Operations, pages 134 - 138

13.   We note you have labeled your gains (losses) from extinguishment/sale of debt, derivatives or securities holdings as non-recurring.   Given the nature of these adjustments, it is not clear why they are non-recurring.   Please clarify and/or revise to remove the reference to non-recurring from your disclosure.   Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Prior Investment Programs, page 139

14. Refer to the second sentence of the first paragraph under this heading. Please revise to make clear that your targeted investments are freestanding, commercial real estate properties.

Table I: Experience in Raising and Investing Funds, page A-3

15. Please revise the total acquisition costs and the percentage leverage to include mortgage financing. Percentage leverage should not exceed 100%. We would not object to you including the percentages currently included in the table in the footnotes to the extent you believe this information is material.

16. Please revise to exclude amounts contributed by sponsor and affiliates from the total dollar amount raised.

Part II – Information Not Required in Prospectus

Exhibits

17. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. Please also note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Peter M. Fass, Esq.
        James P. Gerkis, Esq.
        Proskauer Rose LLP